UNITED STATES SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. __)* SYMBID CORP.
(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) 411413107
(CUSIP Number) Jeffrey A. Rinde c/o CKR Law LLP 1330 Avenue of the Americas, 14th floor New York, NY 10019 Phone: (212) 258-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) December 9, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 411413107
1.	Names of Reporting Persons.I.R.S. Identification Nos. of above persons (entities only) Jeffrey A. Rinde
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 140,515,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 140,515,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,515,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 75%(1)
14.	Type of Reporting Person IN

(1)
Based on 187,329,355 shares of Common Stock of the Issuer issued and outstanding as of the date of this Statement.

CUSIP No.: 411413107
1.	Names of Reporting Persons.I.R.S. Identification Nos. of above persons (entities only) CKR Law LLP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 140,515,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 140,515,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,515,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 75% (1)
14.	Type of Reporting Person PN

(1) Based on 187,329,355 shares of Common Stock of the Issuer issued and outstanding as of the date of this Statement.

The Reporting Persons named in Item 2 below are hereby collectively filing this Schedule 13D (this “Statement”) because, due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities directly acquired by one of the Reporting Persons from the Issuer named in Item 1 below. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the collective filing of this Statement, a copy of which is annexed hereto as Exhibit 1.

Item 1. Security and Issuer

This Statement relates to the shares of common stock, $0.001 par value per share (“Common Stock”), of Symbid Corp, a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at Marconistraat 16, 3029 AK Rotterdam, The Netherlands.

Item 2. Identity and Background

(a)           This Statement is being filed jointly on behalf of each of Jeffrey A. Rinde, a United States citizen (“Rinde”), and CKR Law LLP (“CKR”), a limited liability partnership organized under the laws of the State of California (each, a “Reporting Person” and, jointly, the “Reporting Persons”), with respect to the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(b)           The principal business address for each Reporting Person is c/o CKR Law LLP, 1330 Avenue of the Americas, 14th Floor, New York, NY 10019.

(c)           CKR is a legal counsel for the Issuer. Jeffrey A. Rinde is the managing partner of CKR, and has sole voting and investment power over the shares owned by CKR.

(d)           Neither Reporting Person has been convicted in a criminal proceeding within the last five years.

(e)           Neither Reporting Person has been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Jeffrey A. Rinde is a citizen of the United States. CKR Law LLP is a limited liability partnership formed under the laws of the State of California.

Item 3. Source and Amount of Funds or Other Consideration

On December 9, 2016, the Issuer entered into a Securities Purchase Agreement with CKR, pursuant to which the Issuer issued an aggregate of 149,863,484 shares of its restricted common stock to CKR and its designees, which included an aggregate of 140,515,750 shares issued to CKR in consideration for (i) the cancellation of an aggregate of $86,456.41 due from the Issuer to CKR for services and expense reimbursements; (ii) a cash payment of $43,614 to be used to pay an aggregate of $37,614 to creditors of the Issuer, including payments required to enable filing of the required periodic reports under the Exchange Act of 1934, as amended; and (iii) the commitment of CKR to fund, to the extent future net revenues of the Issuer prove insufficient, additional operating expenses of the Company necessary to ensure its continuing operation and existence until such time that the Company can fund operations independently or until the Issuer completes an acquisition, business continuation, or similar transaction with an operating entity in a transaction that results in a change of control. Subsequent to December 9, 2016, CKR has funded approximately $72,550 of additional operating expenses. As a result of the foregoing, Jeffrey A. Rinde, as managing partner of CKR indirectly and CKR directly beneficially own 75% of the Issuer’s common equity.

Item 4. Purpose of Transaction

Reference is made to the disclosure set forth under Item 3 above, which disclosure is incorporated herein by reference.

Neither Reporting Person currently has plans or proposals which relate to or would result in any of the items set forth in (a) – (j) below. However, in connection with legal services provided to the Issuer, the Reporting Persons may consider opportunities deemed to be in the best interest of the Issuer and its shareholders.

a.
The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b.
An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.
A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.
Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.
Any material change in the present capitalization or dividend policy of the Issuer;

f.
Any other material change in the Issuer’s business or corporate structure;

g.
Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.
A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.
Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) – (b) See Items 7 through 13 of the cover pages. Except as described in this Statement, neither Reporting Person has any equity or other ownership interest in the Issuer.

(c)           Other than as described in Items 3 and 4 above, there have been no other transactions in the Common Stock that were effected during the past sixty (60) days by either Reporting Person.

(d)           The Reporting Persons do not know of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than as described in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between either Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. None of the shares of Common Stock beneficially owned by either Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities (other than standard default and similar provisions contained in loan agreements).

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement by and between Jeffrey A. Rinde and CKR Law LLP dated April 18, 2017

2	Securities Purchase Agreement dated December 9, 2016 between the Issuer and CKR (incorporated by reference to Exhibit 10.7 to the Issuer’s Form 10-Q filed December 14, 2016)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2017

/s/ Jeffrey A. Rinde
Jeffrey A. Rinde

CKR Law LLP

By:	/s/ Jeffrey A. Rinde
Name:	Jeffrey A. Rinde
Title:	Managing Partner